United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

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Summary of the decisions taken unanimously at an extraordinary Meeting of the Board of Directors of ARACRUZ CELULOSE S.A., held at 10:00 a.m. on January 28, 2009 in the company’s offices located at Av. Brigadeiro Faria Lima, nº 2,277 – 4th floor, in the city of São Paulo - SP.

Summary:

1. Under the terms of the provisions contained in article 16, items XII, IX and VII of the company’s By-Laws, the Board of Directors has decided to:

(i) authorize the company’s Executive Board to provide tangible guarantees using shares issued by the subsidiary Alícia Papéis S.A. (CNPJ/MF nº 06.970.247/0001 -17) ("Alícia"), in fulfillment of obligations assumed as a result of agreements that may be made with the company’s banking creditors, according to the material information release issued on January 19, 2009;

(ii) authorize the granting of liens against the company’s permanent assets, also in fulfillment of obligations deriving from agreements that may be made between the company and its banking creditors, along the lines of the preceding item.

(iii) authorize the exchange of a property identified as the “Horto Florestal Búfalo (Buffalo Tree Nursery)”, having an area of 940 hectares and belonging to the company, for another, of 1,410 hectares, called the “Horto Florestal Cerro de Batovi (Batovi Hill Tree Nursery)” and owned by Temis Reverbel. Both properties are situated within the municipality of São Gabriel, in the state of Rio Grande do Sul;

(iv) authorize the company’s Executive Board to sell two properties in the state of Rio Grande do Sul, as follows: (a) a total area of 1,718.38 hectares within the municipality of Cachoeira do Sul (RS), registered in Book 2 at the Cachoeira do Sul Regional Real-Estate Records Office under Registration n°. 11,772, for a sum of approximately R$ 13.4 million; and (b) a total area of 714.41 hectares within the municipality of Cachoeira do Sul (RS), registered in Book 2 at the Cachoeira do Sul Regional Real-Estate Records Office under Registration n°. 31,859, n°. 32,314, n°. 35,969, n°. 36,660, n°. 37,499, n°. 38,251, n°. 38,275, and n°.39.024, for a sum of approximately R$ 5 million.

(v) similarly authorize the company’s Executive Board to sell or rent out properties with a total area of 225 hectares, all situated in the area around the company’s Barra do Riacho unit and Portocel.

2. In the wake of the approval of the preceding item, the company’s Executive Board is authorized to take all necessary steps to execute the acts referred to therein.

São Paulo - SP, January 28, 2009.

Marcos Grodetzky Investor Relations Officer

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer